[redacted]

SECURITIES AND EXCHANGE COMMISSION RECEIVED 17 REGISTRATIONS BRANCH 16

SECURI 15026840 MISSION

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123<br>Expires: March 31, 2016<br>Estimated average burden<br>hours per response . . . 12.00 |

| SEC FILE NUMBER |
|---|
| 8-66282 |

**ANNUAL AUDITED REPORT**
**FORM X-17A-5**
**PART III**

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10/01/14 (MM/DD/YY) AND ENDING 09/30/15 (MM/DD/YY)

**A. REGISTRANT IDENTIFICATION**

NAME OF BROKER - DEALER:

Abramson Financial, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

293 Eisenhower Parkway Suite 330
(No. and Street)

| Livingston | NJ | 07039 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Keith Abramson (212) 628-7800
(Area Code - Telephone No.)

**B. ACCOUNTANT IDENTIFICATION**

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BBD, LLP
(Name - if individual, state last, first, middle name)

| 1835 Market Street 26th Floor | Philadelphia | PA | 19103 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

SECURITIES AND EXCHANGE COMMISSION RECEIVED DEC 17 2015 REGISTRATIONS BRANCH 16

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

PUBLIC

# Abramson Financial, LLC

## Statement of Financial Condition
## September 30, 2015

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 17,990 |
| Due from clearing broker | | 122,330 |
| Other assets | | 1,448 |
| Total assets | $ | 141,768 |
| | | |
| **Liabilities and Member's Equity** | | |
| Accounts payable and accrued expenses | $ | 9,326 |
| | | |
| Member's equity | | 132,442 |
| Total liabilities and member's equity | $ | 141,768 |